Via Facsimile and U.S. Mail
Mail Stop 6010

June 17, 2008

John F. Milligan, Ph.D.
President and Chief Operating Officer
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404

Re: Gilead Sciences, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed February 27, 2008
File No. 000-19731

Dear Dr. Milligan:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                        Sincerely,

                        Jeffrey Riedler
                        Assistant Director